SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEYERHAEUSER COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Shares, par value $1.25 per share

(Title of Class of Securities)

962166104

(CUSIP Number of Class of Securities)

Sandy D. McDade, Esq.

Senior Vice President and General Counsel

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Andrew J. Pitts, Esq. D. Scott Bennett, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Keith P. Bishop, Esq. Allen Matkins Leck Gamble Mallory & Natsis LLP 1900 Main Street, Fifth Floor Irvine, California 92614 (949) 553-1313	Michael E. Flynn, Esq. Brian J. Lane, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4054

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a planned exchange offer by Weyerhaeuser Company (“Weyerhaeuser”) pursuant to which Weyerhaeuser is offering to exchange all issued and outstanding common shares of Weyerhaeuser Real Estate Company (“WRECO”) which are owned by Weyerhaeuser for common shares of Weyerhaeuser (“Weyerhaeuser common shares”) that are validly tendered and not properly withdrawn. Immediately following the consummation of the exchange offer, a special purpose merger subsidiary of TRI Pointe Homes, Inc. (“TRI Pointe”), named Topaz Acquisition, Inc. (“Merger Sub”), will be merged with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subisidiary of TRI Pointe (the “Merger”).

The exchange offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any common shares of Weyerhaeuser, TRI Pointe, WRECO or any other securities. In connection with the exchange offer, WRECO has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Forms S-4 and Form S-1 (the “Registration Statement”), which is not yet effective, to register the WRECO common shares offered in exchange for Weyerhaeuser common shares tendered in the exchange offer and to be distributed in any pro rata dividend to the extent that the exchange offer is not fully subscribed. TRI Pointe has filed under the Securities Act a registration statement on Form S-4, which is not yet effective, to register the shares of TRI Pointe common stock for which WRECO common shares will be exchanged in the Merger. On the commencement date of the exchange offer, Weyerhaeuser will file a tender offer statement on Schedule TO, including a prospectus, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”). The offer to purchase Weyerhaeuser common shares will only be made pursuant to the prospectus, the letter of transmittal and related documents filed with such Schedule TO. Investors and security holders are urged to read the prospectus (including an offer to purchase, a related letter of transmittal and the other offer documents), as it may be amended from time to time, when it becomes available because it will contain important information that should be read carefully before making any decision with respect to the exchange offer. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer as described in the prospectus. In addition, the Registration Statement, tender offer statement and related documentation will be made available by Weyerhaeuser and may be obtained by directing such requests to Weyerhaeuser’s information agent, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022 or at (877) 687-1866.

Item 12. Exhibits

99.1	Press release of Weyerhaeuser Company dated May 12, 2014

Exhibit Index

Exhibit	Description

99.1	Press release of Weyerhaeuser Company dated May 12, 2014